UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04008482

February 13, 2004

Mary Y. Jakimier
J.C. Penney Company, Inc.
P.O. Box 10001
Dallas, TX 75301-0001

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/13/2004

Re: J.C. Penney Company, Inc.
Incoming letter dated January 13, 2004

Dear Ms. Jakimier:

This is in response to your letter dated January 13, 2004 concerning the shareholder proposal submitted to J.C. Penney by Gary L. Nystrom. We also have received a letter from the proponent dated January 26, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 01 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Gary L. Nystrom
250 Gentry Circle
Vacaville, CA 95687

it'sallinside.
JCPenney
stores catalog .com

January 13, 2004

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Attention: Division of Corporation Finance

Re: J. C. Penney Company, Inc. – Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, J. C. Penney Company, Inc. ("JCPenney" or the "Company") requests confirmation that the Staff of the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission ("Commission") will not recommend any enforcement action if JCPenney excludes a proposal submitted by Mr. Gary Nystrom (the "Proposal") from the proxy materials for JCPenney's 2004 Annual Meeting of Stockholders (the "2004 Proxy Materials"). Rule 14a-8(h)(3) permits an issuer to exclude all of a proponent's proposals from its proxy materials for any meetings held in the two calendar years following an annual stockholders' meeting at which a proponent fails to appear in person or through a qualified representative, without good cause, and present the proponent's proposal that was included in the issuer's annual proxy materials. As described below, we believe the Proponent's failure to appear, or send a qualified representative to appear on his behalf, without good cause at the Company's 2003 Annual Meeting of Stockholders, to present the Proponent's proposal which was included in the Company's 2003 proxy materials, violates the provisions of Rule 14a-8(h)(1) and renders the Proposal excludable pursuant to Rule 14a-8(h)(3).

In accordance with Rule 14a-8(j), enclosed are six copies of this letter and Exhibit 1. By copy of this letter, the proponent is being notified of JCPenney's intention to exclude the Proposal from JCPenney's 2004 Proxy Materials.

J. C. Penney Company, Inc.
P.O. Box 10001, Dallas, TX 75301-0001
6501 Legacy Drive, Plano, TX 75024-3698

JCPenney plans to commence with the mailing of its definitive proxy materials on or about April 8, 2004. Accordingly, we would appreciate the Division's prompt advice with respect to this matter.

I. The Proposal

On December 12, 2003, JCPenney received a letter from Mr. Gary Nystrom (the "Proponent") requesting JCPenney include the Proponent's Proposal (a copy of which is attached hereto as Exhibit 1) in its 2004 Proxy Materials. The Proposal concerns the elimination of the classification of the board of directors and is the subject of this request for a no-action ruling.

II. Statement of Reason to Exclude

The Proposal is contrary to Rule 14a-8(h).

The Proposal and supporting statement are excludable pursuant to Rule 14a-8(h). Rule 14a-8(h)(1) requires a proponent of a stockholder proposal to attend the stockholder meeting to present the proposal or, alternatively, to send a representative who is qualified under state law to present the proposal on the proponent's behalf. Rule 14a-8(h)(3) states that if the proponent, or his or her qualified representative, fails to appear and present the proposal, without good cause, the issuer will be permitted to exclude all of the proponent's proposals from its proxy materials for any meeting held in the following two calendar years.

In December 2002, the Company received a proposal (the "2003 Proposal") from the Proponent for inclusion in the proxy materials for JCPenney's 2003 Annual Meeting of Stockholders (the "2003 Proxy Materials"). The 2003 Proposal was included as Proposal 5 in the Company's 2003 Proxy Materials. The Company's Annual Meeting of Stockholders was held on May 16, 2003. The Proponent's letter accompanying the 2003 Proposal detailed his holdings in the Company and referenced voting at the meeting and appearing in person to present the 2003 Proposal. The Proponent and I spoke by telephone twice prior to the Company's 2003 Annual Meeting of Stockholders, with no indication that the Proponent would not be attending the Annual Meeting, nor did the Proponent contact the Company prior to or after the Company's 2003 Annual Meeting of Stockholders to explain that the 2003 Proposal could not be presented by the Proponent or the Proponent's qualified representative. Since no notice of the Proponent's failure to appear was given, the Company accordingly does not believe that the Proponent has shown good cause for his failure to appear at the Company's 2003 Annual Meeting. Therefore, under Rule 14a-8(h)(3), the Company is permitted to exclude any shareholder proposals submitted by the Proponent from its proxy materials for the 2004 and 2005 annual meetings.

The Division has consistently taken the position that failure by a proponent or proponent's qualified representative to present a proposal is grounds for exclusion of that proponent's proposals for the following two calendar years. See Wm. Wrigley Jr. Company (December 2003), NCR Corporation (January 2003), Mattel, Inc. (March 2002), Wm. Wrigley Jr. Company (November 2002), Crown Cork & Seal Company, Inc. (February 2001), and Eastman Kodak Company (December 2001).

The Proponent's 2003 Proposal was included in the Company's 2003 Proxy Materials. The Proponent failed to attend, or send a qualified representative to attend, the Company's 2003 Annual Meeting and present the 2003 Proposal. Rule 14a-8(h)(3) permits an issuer to exclude all of a proponent's proposals from its proxy materials for any meetings held in the two calendar years following an annual stockholders' meeting at which a proponent fails to appear, in person or through a qualified representative, without good cause and present the proponent's proposal that was included in the issuer's annual proxy materials. Accordingly, the Proposal should properly be excluded from JCPenney's 2004 Proxy Materials under Rule 14a-8(h)(3).

III. Conclusion

Based on the foregoing, JCPenney requests that the Division confirm at its earliest convenience that it will not recommend any enforcement action if the Proposal is excluded from JCPenney's 2004 Proxy Materials. To the extent that any of the foregoing reasons for excluding the Proposal are based on matters of law, this letter shall constitute the opinion of counsel required by Rule 14a-8(j)(iii).

If for any reason the Division does not agree with JCPenney's position, or has questions or requires additional information, we would appreciate an opportunity to confer with the Division prior to the issuance of a formal response. Please call me at (972) 431-2410 if you have any questions or need additional information or as soon as a Division response is available.

Very truly yours,

Mary Y. Jakimier
Attorney

<u>Overnight Mail</u>

cc: Mr. Gary L. Nystrom
250 Gentry Circle
Vacaville, CA 95687

EXHIBIT 1

PROPOSAL TO ELIMINATE THE CLASSIFICATION OF THE BOARD OF DIRECTORS

RESOLVED, that the shareholders of JC Penney Company Inc., (the "Company or JC Penney"), urge the Board of Directors take the necessary steps to amend the Company's Bylaws, in compliance with applicable laws to eliminate the classification of the Board of Directors and require that all Directors stand for election annually. The declassification shall be completed in a manner that does not affect the unexpired terms of Directors previously elected.

SUPPORTING STATEMENT

I believe the election of directors is one of the most powerful ways JC Penney shareholders can influence the strategic direction of our Company. Accountability by the board of directors is of paramount importance to shareholders. My proposal aims to eliminate the Company's "classified board," whereby the directors are divided into three classes, each serving a three-year term.

Under the current structure, shareholders can only vote on one-third of the board at any given time. By classifying itself, the board can prevent shareholders from mounting any successful opposition to any challenges to, or change in, board control. Thus, this insulates the members from immediate challenge. I believe that insularity works primarily to hamper accountability. In circumstances of deteriorating corporate performance, this difficulty could result in a permanent or long-term impairment of shareholders' value. By way of contrast, a declassified board would stand for election in its entirety, every year. Many thoughtful investors believe that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. It is intuitive that, when directors are accountable for their actions, they perform better.

The Company has continually defended its position by saying, "the overall purpose of the Classified Board Amendments was to assure continuity and stability in the Company's operations. With a classified Board, it is more likely that a majority of the directors at any time will have had prior experience as directors of the Company, thereby facilitating continuity and planning for the Company's business." I do not believe de-staggering the Board will affect the continuity of our Board nor would it destabilize our Company. In an SEC filing in April 2000, Home Depot took such steps to declassify their Board and stated, "... the continuity and stability of the Board's membership and our policies and long-term strategic planning should not be affected."

With the litany of corporate scandals, much of the attention and criticism has been focused on the failure of directors in their role as "gatekeepers" to prevent the recent instances of corporate wrongdoing despite their fiduciary duties to act in the best interest of the company and its shareholders. In June 2002, the NYSE released recommendation from its Corporate Accountability Committee report which suggested giving shareholders more opportunity to monitor and participate in the governance of their companies.

In 2003, sixty-five percent of the shareholders supported this proposal. I again ask for your support to improve accountability at JC Penney.

Gary L. Nystrom
250 Gentry Circle, Vacaville, CA 95687 (707) 449-8116 Gnyst0691@AOL.Com

January 26, 2004

Securities and Exchange Commission
Office of Chief Counsel
450 Fifth Street, N. W.
Judiciary Plaza
Washington D.C. 20549

Attention: Division of Corporation Finance

Reference J. C. Penney Co., Inc. Letter, dated January 13, 2004, Subject: J. C. Penney Company, Inc. Stockholder Proposal – To Eliminate the Classification of the Board of Directors

Ladies and Gentlemen:

I am writing to you concerning the proposed plans by the Company to omit my shareholder proposal from the upcoming proxy for the 2004 Annual Meeting. I am requesting that the Securities Exchange Commission, and the Staff of the Division of Corporation Finance to take the necessary enforcement action to prevent the company from omitting my proposal and to protect the interests of all shareholders.

The referenced letter states, "Rule14a-8(h)(3) permits an issuer to exclude all of a proponent's proposals from its proxy materials for any meetings held in the two calendar years following an annual stockholders' meeting at which a proponent fails to appear in person or through a qualified representative, without good cause…" It further states on page 2, "Since no notice of the Proponent's failure to appear was given, the Company accordingly does not believe that the Proponent has shown good cause for his failure to appear at the Company's 2003 annual Meeting."

I will address the above issue first. The sole reason why I did not attend the annual meeting was because of my health which often prevents me from traveling. I suffer from spinal, cervical and neurological issues which limit my ability to walk and travel safely. Additionally, I was unable to find an attendant to accompany me on this trip who is needed to assist me with getting medical assistance, the loading and unloading of a wheel chair or scooter into a rental car and to drive if I become unable to operate a motor vehicle in a safe manner.

I believe the Company has made no attempt to determine if my absence from the 2003 Annual Meeting was for anything less than good cause. I had all the intentions of attending the meeting because I expressed my intentions with members of the media when they called to discuss my proxy proposal and they too understood that as long as my health condition allowed it. As a matter of fact, two members of the media did call immediately after the meeting and we discussed my absence was based on my medical condition. If the Commission would like the names and numbers of those individuals so your office can confirm our conversations, please feel free to contact me and I will provide the information to you. I truly believe if JC Penney was even remotely concerned, they could have also picked up the telephone to confirm my status.

In all the correspondence I received from JC Penney confirming the publication of my proposal, nowhere did they mention that my attendance was mandatory or what procedures I should follow in the event I was unable to attend. Additionally, after the annual meeting, I sent an e-mail to Rita Travino-Flynn in the Public Relations Department seeking information regarding the outcome of the vote on my proposal and the number of withheld votes for each member of the Board of Directors. After several weeks, I received a written response from Mr. Charles Lotter, Secretary and General Counsel, informing me the results would be posted with the next quarterly report and at no time did he inquire about my absence to determine if it was for a good cause. If he had simply asked, I could have informed him why I was no in attendance.

Let's be realistic here. This is not just about my absence from the annual meeting. This is all about trying to limit the shareholders; especially the smaller investors like me who are vested members of the Company pension and profit-sharing plan, from trying to voice their concerns and trying to make true reforms to the Corporate Governance structure of our Company. As you know, America has been rocked and continues to be rocked with one corporate scandal after another. These scandals involve the likes of Enron, WorldCom, Global Crossing, Tyco, Adelphia, Lucent, Xerox, Martha Steward, the New York Stock Exchange and recently, mutual fund after-hour trading issues.

As with Enron and many other companies like them, your organization and the members of the Department of Labor have said, we the employees have to have a vested interest in how our Company performs and we are responsible for protecting our investment. Well, that is not necessarily true. Under the ERISA, it requires those who manage the plan investments to act with loyalty to the interests of the plan participants, prudently and in accordance with the plan. Mr. Questrom, CEO, has stated on many occasions that our problems began over 10 years ago. So, if this is true, again, where were the members of our board and where were those who were responsible to protect the plan participants from the losses they have occurred over the last five years? If we, the members of the Profit-Sharing Plan, are unable to elect those we think can protect our interests, then again, this shows there is no democracy.

The SEC should simply review the inputs and the July 15, 2003 staff report, "Commissions Review of Current Proxy Rules and Regulations to Improve Corporate Democracy - No. S7-10-03." It is clear that JC Penney may want to prevent this proposal from the Annual Meeting because it could be a triggering event. It is very clear the Company wants no changes in corporate governance and wishes everything to remain as is. I say this, because I feel Ms. Jakimier called me in December for the sole purpose of trying to persuade me to withdraw my proposal. I felt extremely pressured by her attempt when she said it did not matter how the shareholders voted on this proposal because the Company had no obligation or intention to implement my proposal if approved. It was then Ms. Jakimier said, she would hate to see me waste my time on this proposal because it would not be implemented.

While voters are attempting to make changes in corporate governance in such companies as JC Penney, the voters are finding road blocks at every attempt, from a request for no action letters, to outright saying they will not honor any such votes if passed. Last year, the shareholders spoke by overwhelming numbers they wanted to see a change in the way JC Penney holds its elections and seeking the declassification of our Board of Directors.

I have attended every annual meeting from 2000 – 2002. At no time have I seen another shareholder or representative who has submitted a proposal attend such shareholders meetings. For example, at the 2000 Annual Meeting, Ms. Evelyn Davis was not present to introduce her proposal, and neither was a member from the California Public Employees' Retirement System (CalPERS). Additionally, their absences were not explained either. In all of the shareholders meetings I have attended, nothing more than an introduction of the proposal is stated and in my case I have been introduced. At no time is there really any discussion about the proposals because by then the proposal has been voted on by the majority of the stockholders'.

Maybe it is time for the Commission to address the issue on attendance. It seems to be a very wasteful expenditure of valuable funds to attend a shareholders meeting when the only thing that comes about is an introduction of you as the one who submitted the proposal. The cost of transportation can become very expensive for the small investor like me who is on a very limited income compared to the huge institutional investors and money managers who may even travel by private jet. In addition, there are many Americans who are still afraid to fly because of the fear of terrorism as we have seen from recent news events of individuals either communicating a threat or carrying ammunition on an aircraft. (Ref: Reuters News Service, January 14, 2004, "Sudanese Man Flying from U.S. to Dubai Had Quantity of Suspected Ammunition)."

Today, America is fighting all over the world to prevent terrorism and is trying to promote democracy around the world. However, companies like JC Penney and even the SEC have failed to promote democracy here at home. It is clear by not allowing for the implementation of shareholder proposals which were overwhelming approved is not democracy but more like a dictatorship as we see in many countries such as Cuba for example. If companies do not wish to implement shareholders' rights, then those companies should consider taking their companies private.

The SEC and the Department of Labor should take a look at the employee's stock plan. Currently, those associates who were in the plan before 1999, received company matched funds and a dividend in their preferred stock account. Today, the value of those accounts continue to lose money every day because of administrative costs and the employees are helpless in managing their accounts because they are prohibited from moving any money from this account until they leave the company. I believe the SEC should review the reasons for JC Penney stock decline from its high in 98 of $78 to its low of just under $9 in 2001. And, did the Company, under the ERISA, require that those who manage the plan investments act with **loyalty** to the interests of the plan participants?

I ask that you take the necessary action to ensure the measure is placed before the shareholders for 2004. I believe I had a valid reason for not attending the annual meeting. I believe that the Commission should clearly inform JC Penney they also have an obligation to determine if my absence was proper and not to assume it was not without contacting me. I also believe that JC

Penney should have provided instructions concerning attendance or the need to send a qualified representative when they send the final copy of proxy rebuttal to me via UPS.

Sincerely,

Gary Nystrom

Enclosure

cc: Mary Y. Jakimier
JC Penney Company Inc.
P. O. Box 10001
Dallas, TX 75301-0001

January 13, 2004

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Attention: Division of Corporation Finance

Re: J. C. Penney Company, Inc. – Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, J. C. Penney Company, Inc. ("JCPenney" or the "Company") requests confirmation that the Staff of the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission ("Commission") will not recommend any enforcement action if JCPenney excludes a proposal submitted by Mr. Gary Nystrom (the "Proposal") from the proxy materials for JCPenney's 2004 Annual Meeting of Stockholders (the "2004 Proxy Materials"). Rule 14a-8(h)(3) permits an issuer to exclude all of a proponent's proposals from its proxy materials for any meetings held in the two calendar years following an annual stockholders' meeting at which a proponent fails to appear in person or through a qualified representative, without good cause, and present the proponent's proposal that was included in the issuer's annual proxy materials. As described below, we believe the Proponent's failure to appear, or send a qualified representative to appear on his behalf, without good cause at the Company's 2003 Annual Meeting of Stockholders, to present the Proponent's proposal which was included in the Company's 2003 proxy materials, violates the provisions of Rule 14a-8(h)(1) and renders the Proposal excludable pursuant to Rule 14a-8(h)(3).

In accordance with Rule 14a-8(j), enclosed are six copies of this letter and Exhibit 1. By copy of this letter, the proponent is being notified of JCPenney's intention to exclude the Proposal from JCPenney's 2004 Proxy Materials.

J. C. Penney Company, Inc.
P.O. Box 10001, Dallas, TX 75301-0001
6501 Legacy Drive, Plano, TX 75024-3698

JCPenney plans to commence with the mailing of its definitive proxy materials on or about April 8, 2004. Accordingly, we would appreciate the Division's prompt advice with respect to this matter.

I. The Proposal

On December 12, 2003, JCPenney received a letter from Mr. Gary Nystrom (the "Proponent") requesting JCPenney include the Proponent's Proposal (a copy of which is attached hereto as Exhibit 1) in its 2004 Proxy Materials. The Proposal concerns the elimination of the classification of the board of directors and is the subject of this request for a no-action ruling.

II. Statement of Reason to Exclude

The Proposal is contrary to Rule 14a-8(h).

The Proposal and supporting statement are excludable pursuant to Rule 14a-8(h). Rule 14a-8(h)(1) requires a proponent of a stockholder proposal to attend the stockholder meeting to present the proposal or, alternatively, to send a representative who is qualified under state law to present the proposal on the proponent's behalf. Rule 14a-8(h)(3) states that if the proponent, or his or her qualified representative, fails to appear and present the proposal, without good cause, the issuer will be permitted to exclude all of the proponent's proposals from its proxy materials for any meeting held in the following two calendar years.

In December 2002, the Company received a proposal (the "2003 Proposal") from the Proponent for inclusion in the proxy materials for JCPenney's 2003 Annual Meeting of Stockholders (the "2003 Proxy Materials"). The 2003 Proposal was included as Proposal 5 in the Company's 2003 Proxy Materials. The Company's Annual Meeting of Stockholders was held on May 16, 2003. The Proponent's letter accompanying the 2003 Proposal detailed his holdings in the Company and referenced voting at the meeting and appearing in person to present the 2003 Proposal. The Proponent and I spoke by telephone twice prior to the Company's 2003 Annual Meeting of Stockholders, with no indication that the Proponent would not be attending the Annual Meeting, nor did the Proponent contact the Company prior to or after the Company's 2003 Annual Meeting of Stockholders to explain that the 2003 Proposal could not be presented by the Proponent or the Proponent's qualified representative. Since no notice of the Proponent's failure to appear was given, the Company accordingly does not believe that the Proponent has shown good cause for his failure to appear at the Company's 2003 Annual Meeting. Therefore, under Rule 14a-8(h)(3), the Company is permitted to exclude any shareholder proposals submitted by the Proponent from its proxy materials for the 2004 and 2005 annual meetings.

The Division has consistently taken the position that failure by a proponent or proponent's qualified representative to present a proposal is grounds for exclusion of that proponent's proposals for the following two calendar years. See Wm. Wrigley Jr. Company (December 2003), NCR Corporation (January 2003), Mattel, Inc. (March 2002), Wm. Wrigley Jr. Company (November 2002), Crown Cork & Seal Company, Inc. (February 2001), and Eastman Kodak Company (December 2001).

The Proponent's 2003 Proposal was included in the Company's 2003 Proxy Materials. The Proponent failed to attend, or send a qualified representative to attend, the Company's 2003 Annual Meeting and present the 2003 Proposal. Rule 14a-8(h)(3) permits an issuer to exclude all of a proponent's proposals from its proxy materials for any meetings held in the two calendar years following an annual stockholders' meeting at which a proponent fails to appear, in person or through a qualified representative, without good cause and present the proponent's proposal that was included in the issuer's annual proxy materials. Accordingly, the Proposal should properly be excluded from JCPenney's 2004 Proxy Materials under Rule 14a-8(h)(3).

III. Conclusion

Based on the foregoing, JCPenney requests that the Division confirm at its earliest convenience that it will not recommend any enforcement action if the Proposal is excluded from JCPenney's 2004 Proxy Materials. To the extent that any of the foregoing reasons for excluding the Proposal are based on matters of law, this letter shall constitute the opinion of counsel required by Rule 14a-8(j)(iii).

If for any reason the Division does not agree with JCPenney's position, or has questions or requires additional information, we would appreciate an opportunity to confer with the Division prior to the issuance of a formal response. Please call me at (972) 431-2410 if you have any questions or need additional information or as soon as a Division response is available.

Very truly yours,

Mary Y. Jakimier
Attorney

Overnight Mail
cc: Mr. Gary L. Nystrom
250 Gentry Circle
Vacaville, CA 95687

EXHIBIT 1

PROPOSAL TO ELIMINATE THE CLASSIFICATION OF THE BOARD OF DIRECTORS

RESOLVED, that the shareholders of JC Penney Company Inc., (the "Company or JC Penney"), urge the Board of Directors take the necessary steps to amend the Company's Bylaws, in compliance with applicable laws to eliminate the classification of the Board of Directors and require that all Directors stand for election annually. The declassification shall be completed in a manner that does not affect the unexpired terms of Directors previously elected.

SUPPORTING STATEMENT

I believe the election of directors is one of the most powerful ways JC Penney shareholders can influence the strategic direction of our Company. Accountability by the board of directors is of paramount importance to shareholders. My proposal aims to eliminate the Company's "classified board," whereby the directors are divided into three classes, each serving a three-year term.

Under the current structure, shareholders can only vote on one-third of the board at any given time. By classifying itself, the board can prevent shareholders from mounting any successful opposition to any challenges to, or change in, board control. Thus, this insulates the members from immediate challenge. I believe that insularity works primarily to hamper accountability. In circumstances of deteriorating corporate performance, this difficulty could result in a permanent or long-term impairment of shareholders' value. By way of contrast, a declassified board would stand for election in its entirety, every year. Many thoughtful investors believe that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. It is intuitive that, when directors are accountable for their actions, they perform better.

The Company has continually defended its position by saying, "the overall purpose of the Classified Board Amendments was to assure continuity and stability in the Company's operations. With a classified Board, it is more likely that a majority of the directors at any time will have had prior experience as directors of the Company, thereby facilitating continuity and planning for the Company's business." I do not believe de-staggering the Board will affect the continuity of our Board nor would it destabilize our Company. In an SEC filing in April 2000, Home Depot took such steps to declassify their Board and stated, "... the continuity and stability of the Board's membership and our policies and long-term strategic planning should not be affected."

With the litany of corporate scandals, much of the attention and criticism has been focused on the failure of directors in their role as "gatekeepers" to prevent the recent instances of corporate wrongdoing despite their fiduciary duties to act in the best interest of the company and its shareholders. In June 2002, the NYSE released recommendation from its Corporate Accountability Committee report which suggested giving shareholders more opportunity to monitor and participate in the governance of their companies.

In 2003, sixty-five percent of the shareholders supported this proposal. I again ask for your support to improve accountability at JC Penney.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 13, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: J.C. Penney Company, Inc.
Incoming letter dated January 13, 2004

The proposal urges the board to take the necessary steps to declassify the board of directors.

There appears to be some basis for your view that J.C. Penney may exclude the proposal under rule 14a-8(h)(3). We note your representation that J.C. Penney included the proponent's proposal in its proxy statement for its 2003 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if J.C. Penney omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

Sincerely,

Grace K. Lee
Special Counsel